ENDORSEMENTS
(Only we can endorse this contract.)

AUTOMATIC PREMIUM LOAN

This endorsement is attached to and made a part of this contract on the contract date:

If this provision is in effect at the end of a grace period any premium not paid will be paid by charging it as a loan on the contract. But this will be done only if the contract fund, minus an contract debt is enough to do so.

Rider attached to and made a part of this contract

Pruco Life Insurance Company,
By: /s/ Isabelle L. Kirchner
             Secretary

PLI 114-84